UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Playa Hotels & Resorts N.V.
(Name of Issuer)
Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)
N70544106
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
Page 1 of 26 Pages
Exhibit Index Found on Page 26

Page 1 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Cabana Investors, B.V.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,293,249[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,293,249[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,293,249[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%[1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

1This number includes (a) 1,373,174 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 561,753 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 2 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Playa Four Pack, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,933,881[2]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,933,881[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,933,881[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

2This number includes (a) 87,661 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 35,862 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5
Page 3 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

3This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 4 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[4]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

4This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 5 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[5]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

5This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 6 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[6]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

6This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 7 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS David T. Kim
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[7]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

7This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 8 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[8]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

8 This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 9 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[9]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

9 This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 10 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Ravi K. Paidipaty
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[10]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

10 This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 11 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[11]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

11 This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 12 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[12]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

12 This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 13 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS William Seybold
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[13]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

13 This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 14 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[14]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

14 This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 15 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS John R. Warren
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[15]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

15 This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 16 of 26 pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130[16]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

16 This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 17 of 26 pages

Preliminary Note:
This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on March 22, 2017 (together with all prior and current amendments thereto, this "Schedule 13D").
This Schedule 13D relates to ordinary shares, par value €0.10 per share ("Ordinary Shares"), of Playa Hotels & Resorts N.V., a Dutch public limited company (naamloze vennootschap) (the "Company"), held by the Farallon SPVs (as defined in Item 2(a) below).

In addition to holding an aggregate of 30,168,680 Ordinary Shares, the Farallon SPVs hold an aggregate of: (i) 4,382,508 warrants ("Company Founder Warrants"), each of which entitles its holder, subject to the terms thereof, to purchase one-third of one Ordinary Share and thus entitle the Farallon SPVs to acquire, subject to the terms thereof, an aggregate of 1,460,835 Ordinary Shares; and (ii) 597,615 warrants ("Company Earnout Warrants" and, together with Company Founder Warrants, "Company Warrants") each of which entitles its holder, subject to the terms thereof, to purchase one Ordinary Share and thus entitle the Farallon SPVs to acquire, subject to the terms thereof, an aggregate of 597,615 Ordinary Shares.

  Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the date of this statement the Reporting Persons (as defined in Item 2(a) below) may be deemed to beneficially own the 1,460,835 Ordinary Shares underlying the 4,382,508 Company Founder Warrants held by the Farallon SPVs, and the 597,615 Ordinary Shares underlying the 597,615 Company Earnout Warrants held by the Farallon SPVs.  The percentage amount set forth in Row 13 for all cover pages filed herewith therefore includes all such Ordinary Shares underlying such Company Warrants.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed by the entities and persons listed in items (i) through (iv) below, all of whom together are referred to herein as the "Reporting Persons."

The Farallon SPVs
(i)
Cabana Investors B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) ("Cabana"), with respect to the Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Company Warrants; and

(ii)
Playa Four Pack, L.L.C., a Delaware limited liability company ("Four Pack"), with respect to the Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Company Warrants.

Cabana and Four Pack are together referred to herein as the "Farallon SPVs."
The sole owner of Cabana is Coöperatieve Cabana U.A. ("CCUA").  The members of CCUA are Farallon Capital Partners, L.P. ("FCP"), Farallon Capital Institutional Partners, L.P. ("FCIP"), Farallon Capital Institutional Partners II, L.P. ("FCIP II"), Farallon Capital Institutional Partners III, L.P. ("FCIP III") and Farallon Capital Offshore Investors II, L.P. ("FCOI II") (collectively, as such members of CCUA as the sole owner of Cabana, the "Farallon Cabana Funds").
Page 18 of 26 pages

The members of Four Pack are FCP, FCIP and FCIP III (collectively, as such members of Four Pack, the "Farallon Four Pack Funds").
FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the "Farallon Funds."
The Farallon General Partner
(iii)
Farallon Partners, L.L.C., a Delaware limited liability company (the "Farallon General Partner"), which is the general partner of each of the Farallon Funds, with respect to the Ordinary Shares indirectly held by the Farallon Cabana Funds and the Ordinary Shares the Farallon Cabana Funds have the indirect right to acquire upon the exercise of Company Warrants, in each case as the members of CCUA as the sole owner of Cabana; and with respect to the Ordinary Shares indirectly held by the Farallon Four Pack Funds and the Ordinary Shares the Farallon Four Pack Funds have the indirect right to acquire upon the exercise of Company Warrants, in each case as the members of Four Pack.

The Farallon Individual Reporting Persons
(iv)
The following persons, each of whom is a managing member or senior managing member, as the case may be, of  the Farallon General Partner, with respect to the Ordinary Shares held by the Farallon SPVs and the Ordinary Shares the Farallon SPVs have the right to acquire upon the exercise of Company Warrants: Philip D. Dreyfuss ("Dreyfuss"); Michael B. Fisch ("Fisch"); Richard B. Fried ("Fried"); David T. Kim ("Kim"); Monica R. Landry ("Landry"); Michael G. Linn ("Linn"); Ravi K. Paidipaty ("Paidipaty"); Rajiv A. Patel ("Patel"); Thomas G. Roberts, Jr. ("Roberts");William Seybold ("Seybold"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dreyfuss, Fisch, Fried, Kim, Landry, Linn, Paidipaty, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."
(b) The address of the principal business office of (i) the Farallon SPVs is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon General Partner and the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(c) The principal business of each of the Farallon SPVs is that of a private investment entity engaging in the purchase and sale of investments for its own account.  The principal business of the Farallon General Partner is to act as the general partner of private investment funds, including the Farallon Funds.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with
Page 19 of 26 pages

respect to such laws.

(f) The jurisdiction of organization of each of the Farallon SPVs and the Farallon General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.
Item 4. Purpose of Transaction
Item 4 is amended and restated in its entirety as follows:
The disclosure set forth in Item 6 below is hereby incorporated by reference in this Item 4.
The purpose of the acquisition of the Ordinary Shares and the Company Warrants is for investment.
Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Ordinary Shares or other securities of the Company (other than in connection with the Exchange Offer (as defined in Item 6 below)), consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Ordinary Shares or other securities of the Company or (subject to the terms of the Company Founder Warrants and the Registration Rights Agreement (as defined in Item 6 below) and the Tender Agreement (as defined in Item 6 below)) transfer or dispose of any or all of its Ordinary Shares or other securities of the Company, depending in any case upon an ongoing evaluation of the Reporting Persons' investment in the Ordinary Shares and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of Ordinary Shares or other securities of the Company which it may hold at any point in time.
Consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications regarding the Company with other persons, including, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company.  Such communications may relate, without limitation, to the Company's strategy, operations, capital structure and/or any current or future initiatives that may be proposed or adopted by the Company's management or board of directors.  During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
Page 20 of 26 pages

The Farallon SPVs
(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon SPV is incorporated herein by reference for each such Farallon SPV.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon  103,464,186 Ordinary Shares outstanding as of May 8, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 8, 2017, and assumes the exercise by the Farallon SPVs of (i) all Company Founder Warrants currently held by them for a total of 1,460,835 Ordinary Shares and (ii) all Company Earnout Warrants currently held by them for a total of 597,615 Ordinary Shares.

(c)	None.
(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs and acquirable by the Farallon SPVs upon the exercise of Company Warrants as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.
The Farallon General Partner
(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.
(c)	None.
(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs and acquirable by the Farallon SPVs upon the exercise of Company Warrants as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.
The Farallon Individual Reporting Persons
(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.
(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs and acquirable by the Farallon SPVs upon the exercise of Company Warrants as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

Page 21 of 26 pages

(e)	Not applicable.
The Ordinary Shares and the Company Warrants reported hereby for the Farallon SPVs are held directly by the Farallon SPVs.  The Farallon General Partner, as the general partner of each of the Farallon Funds, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly held by the Farallon Cabana Funds and the Ordinary Shares the Farallon Cabana Funds have the indirect right to acquire, in each case as the members of CCUA as the sole owner of Cabana; and with respect to the Ordinary Shares indirectly held by the Farallon Four Pack Funds and the Ordinary Shares the Farallon Four Pack Funds have the indirect right to acquire, in each case as the members of Four Pack
The Farallon Individual Reporting Persons, as Managing Members or the Senior Managing Member, as the case may be, of the Farallon General Partner, in each case with the power to exercise investment discretion, may be deemed to be beneficial owners of all such Ordinary Shares and Company Warrants held by the Farallon SPVs.  Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares and Company Warrants.
As a result of the provisions of the Shareholder Agreement (as defined and described in Item 6 below) relating to voting for certain director designees, the Farallon SPVs, Pace Sponsor (as defined in Item 6 below) and HI Holdings Playa (as defined in Item 6 below) may be deemed members of a "group" within the meaning of Rule 13d-5(b) under the Exchange Act.  Based solely on the information contained in the Company's Current Report on Form 8-K filed by the Company with the SEC on March 14, 2017, the Reporting Persons believe that as of the date hereof Pace Sponsor beneficially owns 7,340,000 Ordinary Shares and HI Holdings Playa beneficially owns 11,969,741 Ordinary Shares, in each case without giving effect to the issuance of any Ordinary Shares upon the exercise of outstanding warrants.  Each of the Reporting Persons hereby disclaims any beneficial ownership of any securities of the Company beneficially owned by Pace Sponsor and/or HI Holdings Playa.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby supplemented to report the following:

Tender and Support Agreement

On May 22, 2017, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 22, 2017, announcing the Company's commencement of: (i) an offer (the "Exchange Offer") to holders of the Company's outstanding public and private warrants to purchase one-third of one Ordinary Share for a purchase price of one-third of $11.50 to tender each such warrant to the Company in exchange for 0.1 Ordinary Shares; and (ii) the solicitation of consents (the "Consent Solicitation") from holders of such outstanding warrants to amend the Warrant Agreement that governs all such warrants to permit the Company to require that each warrant not tendered in the Exchange Offer be converted into 0.09 Ordinary Shares.

In connection with the Exchange Offer and the Consent Solicitation, the Company entered into a Tender and Support Agreement, dated as of May 22, 2017 (the "Tender Agreement"), by and between the Company and each of the Farallon SPVs, HI Holdings Playa B.V. ("HI Holdings Playa"), TPG Pace Sponsor, LLC ("Pace Sponsor") and Bruce D. Wardinski (collectively, the "Warrant Holders").

Pursuant to and subject to the terms and conditions of the Tender Agreement, Cabana has agreed to tender to the Company in the Exchange Offer all 4,119,523 Company Founder Warrants currently held
Page 22 of 26 pages

by Cabana in exchange for 411,952 Ordinary Shares to be issued by the Company; and Four Pack has agreed to tender to the Company in the Exchange Offer all 262,985 Company Founder Warrants currently held by Four Pack in exchange for 26,298 Ordinary Shares to be issued by the Company.  Each other Warrant Holder has similarly agreed, pursuant to and subject to the terms and conditions of the Tender Agreement, to tender to the Company in the Exchange Offer the Private Warrants (as defined in the Tender Agreement) held by it.

In addition, pursuant to and subject to the terms and conditions of the Tender Agreement, each of the Farallon SPVs and the other Warrant Holders has agreed with the Company to deliver its consent with respect to the Consent Solicitation.

The Tender Agreement provides that each Warrant Holder may make its foregoing tender and consent conditioned on more than 50.0% of the Public Warrants (as defined in the Tender Agreement) having been tendered to the Company (and not withdrawn) in the Exchange Offer.  The Tender Agreement provides that it shall terminate as to all Warrant Holders upon written notice by the Company, or upon the earlier of (i) the date the Company's board of directors or a committee thereof determines to no longer pursue the Exchange Offer and the Consent Solicitation and (ii) September 30, 2017.

The foregoing description of the Tender Agreement is qualified in its entirety by the full terms and conditions thereof.  A copy of the Tender Agreement is attached as Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017, which exhibit is hereby incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits
Item 7 is hereby supplemented to report the following:

A copy of the Tender Agreement is attached as Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017.  Such exhibit is hereby incorporated herein by reference.
Page 23 of 26 pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  May 24, 2017

/s/ Michael B. Fisch
CABANA INVESTORS, B.V.
By Michael B. Fisch, Authorized Signatory

/s/ Michael B. Fisch
PLAYA FOUR PACK, L.L.C.
By Michael B. Fisch, Authorized Signatory

/s/ Michael B. Fisch
FARALLON PARTNERS, L.L.C.
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
Michael B. Fisch, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Fried, Kim, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Fisch to sign and file this Schedule 13D on his or her behalf, which were filed as exhibits to the Schedule 13D filed with the SEC on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., are hereby incorporated herein by reference.  The Powers of Attorney executed by each of Dreyfuss, Paidipaty and Seybold authorizing Fisch to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 11, 2017 by such Reporting Persons with respect to the Common Stock of Sky Solar Holdings, Ltd., are hereby incorporated herein by reference.

Page 24 of 26 pages

ANNEX 1
Set forth below with respect to the Farallon General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.
1.	The Farallon General Partner
(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members:  Andrew J.M. Spokes, Senior Managing Member; and Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

2.	Managing Members of the Farallon General Partner
(a)
Andrew J.M. Spokes, Senior Managing Member; and Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

(b)	c/o Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)
The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of the Farallon General Partner.  The principal occupation of each other Managing Member of the Farallon General Partner is serving as a Managing Member of the Farallon General Partner.

(d)
Each of the Managing Members of the Farallon General Partner, other than Andrew J.M. Spokes and Gregory S. Swart, is a citizen of the United States.  Andrew J.M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

None of the Managing Members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 25 of 26 pages

EXHIBIT INDEX

1.
Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 21, 2017 (filed as Exhibit 1 to the Reporting Persons' Schedule 13D with respect to the Ordinary Shares of the Company filed with the SEC on March 22, 2017).

2.
Form of Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

3.
Warrant Agreement, dated as of March 10, 2017, by and among the Company, Computershare, Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

4.
Form of Company Earnout Warrants Agreement, effective as of March 11. 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

5.
Form of Registration Rights Agreement, dated as of March 10, 2017, by and among the Company and the Holders identified therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

6.
Form of Shareholder Agreement, dated as of March 10, 2017, by and among the Company, TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

7.
Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, HI Holdings Playa B.V., Cabana Investors B.V., Playa Four Pack, L.L.C. and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017).

Page 26 of 26 pages